LIMITLESS PROJECTS INC.

2261 Rosanna Street

Las Vegas, Nevada 89117

Telephone: 269-692-9418

Email: info@limitlessprojectsinc.com

April 4, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Ta Tanisha Meadows

Dear Ms. Meadows:

Re:         10-K for the Year Ended July 31, 2021 (File No. 333-252795)

In response to your letter of March 22, 2022 concerning our annual report filing on Form 10-K filed September 30, 2021, we address your comment and provide the following response:

Report of Independent Registered Public Accounting Firm, page F-1

1.	Given the footnote disclosures on page F-6 regarding the substantial doubt about your ability to continue as a going concern, please ask your auditor and tell us why the audit report does not include explanatory language regarding substantial doubt about your ability to continue as a going concern. Refer to PCAOB Auditing Standard 3101.18. If this is a typographical or other error and such explanatory language should have been provided, please advise us of this fact and ask your auditor to revise future audit reports, to the extent applicable.

Our auditor advises that the failure to include the going concern language in the report was an oversight. Our auditor will revise future audit reports to include this explanatory language.

Yours truly,

LIMITLESS PROJECTS INC.

Per: /s/ Daniel Okelo

Daniel Okelo